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Follow-Up Materials

06015316

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ______________

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______________

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 083-00006 FISCAL YEAR: ______________

(03/94)

083-00006

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 31 MARCH 2006

(UNAUDITED)

Table of contents

Income statement

For the quarter ended 31 March 2006 (unaudited) and 31 March 2005 (unaudited)

	Quarter to 31 March 2006	Quarter to 31 March 2005
	€ million	€ million
Interest and similar income		
From loans	**116.7**	93.5
From fixed-income debt securities and other interest	**115.6**	68.4
Interest expense and similar charges	**(133.2)**	(75.5)
Net interest income	**99.1**	**86.4**
Net fee and commission income	**3.1**	2.4
Dividend income	**3.6**	4.8
Net gains from share investments at fair value through profit or loss	**69.4**	24.6
Net gains from available-for-sale share investments	**18.4**	247.6
Net gains/(losses) from available-for-sale Treasury assets	**8.5**	(0.2)
Net gains/(losses) from dealing activities and foreign exchange	**7.6**	(0.4)
Fair value movement on non-qualifying hedges	**5.6**	0.3
Operating income	**215.3**	**365.5**
General administrative expenses	**(47.5)**	(40.6)
Depreciation and amortisation	**(3.7)**	(4.7)
Operating profit before provisions	**164.1**	**320.2**
Provisions for impairment of loan investments and guarantees	**(10.0)**	3.1
Net profit for the period	**154.1**	**323.3**

Balance sheet

At 31 March 2006 (unaudited) and 31 December 2005 (audited)

		31 March 2006		31 December 2005
	€ million	**€ million**	€ million	€ million
Assets				
Placements with and advances to credit institutions	**3,099.6**		3,800.1	
Collateralised placements	**1,884.5**		1,475.3	
	4,984.1		5,275.4	
Debt securities				
Trading	**1,093.3**		709.4	
Available-for-sale	**7,140.8**		6,908.0	
	8,234.1		7,617.4	
		13,218.2		12,892.8
Other assets				
Derivative financial instruments	**2,284.1**		2,318.2	
Other	**1,655.5**		1,137.3	
		3,939.6		3,455.5
Loan investments				
Loans	**7,883.8**		7,819.3	
Less: Provisions for impairment	**(328.2)**		(323.5)	
	7,555.6		7,495.8	
Share investments				
Share investments at fair value through profit or loss	**1,556.6**		1,550.0	
Available-for-sale share investments	**3,013.4**		2,629.3	
	4,570.0		4,179.3	
		12,125.6		11,675.1
Intangible assets		**15.7**		16.2
Property, technology and office equipment		**15.6**		12.3
Paid-in capital receivable		**320.1**		326.6
Total assets		**29,634.8**		28,378.5
Liabilities				
Borrowings				
Amounts owed to credit institutions	**1,195.9**		978.1	
Debts evidenced by certificates	**15,718.6**		15,929.4	
		16,914.5		16,907.5
Other liabilities				
Derivative financial instruments	**653.0**		356.6	
Other	**1,705.8**		1,261.6	
		2,358.8		1,618.2
Total liabilities		**19,273.3**		18,525.7
Members' equity				
Subscribed capital	**19,789.5**		19,789.5	
Callable capital	**(14,592.8)**		(14,592.8)	
Paid-in capital		**5,196.7**		5,196.7
Reserves and retained earnings		**5,164.8**		4,656.1
Total members' equity		**10,361.5**		9,852.8
Total liabilities and members' equity		**29,634.8**		28,378.5
Memorandum items				
Undrawn commitments		**6,256.9**		6,679.4

Statement of changes in members' equity for the quarter ended 31 March 2006 (unaudited) and 31 March 2005 (unaudited)

For the period ended 31 March 2006	Subscribed capital € million	Callable capital € million	Special reserve € million	Loan loss reserve	General reserve Other reserves € million	General reserve Retained earnings € million	Total reserves and retained earnings € million	Total members' equity € million
At 31 December 2004	19,789.5	(14,592.8)	173.7	-	802.1	710.2	1,686.0	6,882.7
Transitional restatement of opening balance for fair value of financial assets at fair value through profit or loss	-	-	-	-	(84.8)	-	(84.8)	(84.8)
At 1 January 2005 as restated	19,789.5	(14,592.8)	173.7	-	717.3	710.2	1,601.2	6,797.9
Transitional revaluation of opening balance for fair value of available-for-sale share investments	-	-	-	-	329.8	-	329.8	329.8
Transitional revaluation of opening balance for fair value of equity derivatives	-	-	-	-	42.7	-	42.7	42.7
At 1 January 2005 as revalued	19,789.5	(14,592.8)	173.7	-	1,089.8	710.2	1,973.7	7,170.4
Internal tax for the quarter	-	-	-	-	1.2	-	1.2	1.2
Qualifying fees and commissions from the prior year	-	-	13.9	-	-	(13.9)	-	-
Net fair value movement of available-for-sale assets for the quarter	-	-	-	-	330.1	-	330.1	330.1
Net fair value movement of cash flow hedges for the quarter	-	-	-	-	4.2	-	4.2	4.2
Reserves transfer				-	2.0	(2.0)	-	-
Net profit for the quarter	-	-	-	-	-	323.3	323.3	323.3
At 31 March 2005	19,789.5	(14,592.8)	187.6	-	1,427.3	1,017.6	2,632.5	7,829.2
At 31 December 2005	19,789.5	(14,592.8)	187.6	292.0	2,254.3	1,922.2	4,656.1	9,852.8
Internal tax for the quarter	-	-	-	-	1.2	-	1.2	1.2
Qualifying fees and commissions from the prior year	-	-	17.9	-	-	(17.9)	-	-
Net fair value movement of available-for-sale assets for the quarter	-	-	-	-	353.6	-	353.6	353.6
Net fair value movement of cash flow hedges for the quarter	-	-	-	-	(0.2)	-	(0.2)	(0.2)
Reserves transfer	-	-	-	(0.1)	-	0.1	-	-
Net profit for the quarter	-	-	-	-	-	154.1	154.1	154.1
At 31 March 2006	**19,789.5**	**(14,592.8)**	**205.5**	**291.9**	**2,608.9**	**2,058.5**	**5,164.8**	**10,361.5**

Reserves increased from €4.66 billion at the end of 2005 to €5.16 billion at 31 March 2006, primarily as a result of the movement in net unrealised gains on share investments and the net profit for the period. €2,869.3 million of the Bank's total reserves at 31 March 2006 represented unrealised gains, €291.9 million represented the loan loss reserve and €205.5 million represented the special reserve, leaving €1,798.1 million unrestricted general reserves.

Statement of cash flows for the quarter ended 31 March 2006 (unaudited)

	Period to 31 March 2006 € million	Period to 31 March 2006 € million	Restated Period to 31 March 2005 € million	Restated Period to 31 March 2005 € million
Cash flows from operating activities				
Operating profit for the period [1]	**154.1**		323.3	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	-		(0.1)	
Fair value movement on capital receivable and associated hedges	**(0.7)**		(4.2)	
Net deferral and amortisation of fees and direct costs	**0.7**		4.2	
Internal taxation	**1.2**		1.2	
Realised gains on share investments	**(24.5)**		(273.7)	
Unrealised gains on share investments	**(62.0)**		(0.2)	
Impairment (gains)/losses on share investments	**(1.3)**		1.7	
Unrealised (gains)/losses on dealing securities	**(6.8)**		3.1	
Realised gains on available-for-sale securities	**(1.6)**		(0.9)	
Foreign exchange (gains)/losses	**(0.5)**		0.7	
Depreciation and amortisation	**3.7**		4.7	
Impairment (losses)/gains on Treasury assets	**(6.9)**		1.4	
Impairment of loans and guarantees before recoveries from loans previously written off	**10.7**		(3.1)	
Operating profit before changes in operating assets	**66.1**		58.1	
(Increase)/decrease in operating assets:				
Interest receivable and prepaid expenses	**(285.8)**		0.9	
Fair value movement [2]	**(209.3)**		(119.8)	
Proceeds from repayments of loans	**583.0**		700.1	
Proceeds from prepayments of loans	**244.4**		115.5	
Funds advanced for loans	**(995.2)**		(653.1)	
Proceeds from sale of share investments	**123.5**		400.5	
Funds advanced for share investments	**(72.0)**		(88.8)	
Decrease in operating liabilities:				
Interest payable and accrued expenses	**(88.1)**		(7.8)	
Net cash (used in)/from operating activities		**(633.4)**		405.6
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	**1,085.1**		733.6	
Purchases of available-for-sale securities	**(1,800.7)**		(143.8)	
Purchase of property, technology and office equipment	**(6.5)**		(2.3)	
Net placements with credit institutions	**351.9**		(6.8)	
Net cash (used in)/from investing activities		**(370.2)**		580.7
Cash flows from financing activities				
Capital received	**7.2**		16.1	
Issue of debts evidenced by certificates	**1,754.8**		1,512.0	
Redemption of debts evidenced by certificates	**(1,247.9)**		(572.2)	
Net cash from financing activities		**514.1**		955.9
Net (decrease)/increase in cash and cash equivalents		**(489.5)**		1,942.2
Cash and cash equivalents at beginning of the period		**4,277.7**		1,422.3
Cash and cash equivalents at 31 March*		**3,788.2**		3,364.5

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2006 € million	2005 € million
Placements with and advances to credit institutions	**3,099.6**	3,030.0
Collaterised placements [2]	**1,884.5**	1,449.7
Amounts owed to credit institutions	**(1,195.9)**	(1,115.2)
Cash and cash equivalents at 31 March	**3,788.2**	3,364.5

[1] Operating profit includes dividends of €3.6 million received for the period to 31 March 2006 (31 March 2005: €4.8 million).

[2] In 2004 total return swaps were subject to fair value and accounted for as derivative financial instruments. In 2005, under the revised IAS 39, these are no longer subject to fair value and are instead accounted for as collateralised placements at amortised cost. The opening balance of cash and cash equivalents at 1 January 2005 has been restated reflecting a reduction in collateralised placements by €107.7 million and an increase in fair value movement by €107.7 million.

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2006 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2005 with the exception of IAS 39 (Amendment), Financial Guarantee Contracts. This revised International Financial Reporting Standard was effective from 1 January 2006 and requires issued financial guarantee contracts to be initially recognised at their fair value and subsequently measured at the higher of the unamortised balance of the related fees received and deferred, and the expenditure required to settle the commitment at the balance sheet date.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2005. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2006.

3. Loans

Operating assets	2006 Sovereign loans € million	2006 Non-sovereign loans € million	2006 Total loans € million	2005 Sovereign loans € million	2005 Non-sovereign loans € million	2005 Total loans € million
At 1 January	**2,037.2**	**5,782.1**	**7,819.3**	1,891.2	5,722.1	7,613.3
Movement in fair value revaluation	**(0.1)**	**(1.9)**	**(2.0)**	(0.7)	(0.7)	(1.4)
Disbursements	**57.7**	**937.5**	**995.2**	63.2	589.9	653.1
Repayments and prepayments	**(83.7)**	**(743.7)**	**(827.4)**	(90.8)	(724.8)	(815.6)
Foreign exchange movements	**(29.9)**	**(68.6)**	**(98.5)**	59.9	132.6	192.5
Movement in net deferral of front end fees and related direct costs	**(0.2)**	**(0.5)**	**(0.7)**	(1.3)	(2.9)	(4.2)
Written off	**-**	**(2.1)**	**(2.1)**	-	(6.0)	(6.0)
At 31 March	**1,981.0**	**5,902.8**	**7,883.8**	**1,921.5**	**5,710.2**	**7,631.7**
Impairment at 31 March	**(14.1)**	**(314.1)**	**(328.2)**	(58.7)	(453.1)	(511.8)
Total operating assets net of impairment at 31 March	**1,966.9**	**5,588.7**	**7,555.6**	**1,862.8**	**5,257.1**	**7,119.9**

At 31 March 2006 the Bank categorised 10 loans as impaired, totalling €29.1 million (31 December 2005: 11 loans totalling €35.0 million). Specific provisions on these assets amounted to €27.8 million (31 December 2005: €33.7 million).

4. Share investments

	Fair value through profit or loss unlisted share investments € million	Fair value through profit or loss listed share investments € million	**Fair value through profit or loss total share investments € million**	Available-for-sale unlisted share investments € million	Available-for-sale listed share investments € million	**Available-for-sale total share investments € million**	**Total share investments € million**
Outstanding disbursements							
At 31 December 2004	-	114.3	**114.3**	1,887.4	430.3	**2,317.7**	**2,432.0**
Designated as fair value through profit or loss	1,096.1	-	**1,096.1**	(1,096.1)	-	**(1,096.1)**	**-**
At 1 January 2005 as restated	1,096.1	114.3	**1,210.4**	791.3	430.3	**1,221.6**	**2,432.0**
Transfer between classes *	(0.9)	0.9	**-**	(10.1)	10.1	**-**	**-**
Disbursements	27.5	-	**27.5**	31.4	29.9	**61.3**	**88.8**
Disposals	(72.8)	-	**(72.8)**	(43.9)	(10.1)	**(54.0)**	**(126.8)**
At 31 March 2005	**1,049.9**	**115.2**	**1,165.1**	**768.7**	**460.2**	**1,228.9**	**2,394.0**
At 31 December 2005	1,030.3	125.8	**1,156.1**	593.3	423.3	**1,016.6**	**2,172.7**
Disbursements	20.2	-	**20.2**	49.4	2.4	**51.8**	**72.0**
Disposals	(66.4)	-	**(66.4)**	(18.7)	(4.8)	**(23.5)**	**(89.9)**
Written off	(9.1)	-	**(9.1)**	-	-	**-**	**(9.1)**
At 31 March 2006	**975.0**	**125.8**	**1,100.8**	**624.0**	**420.9**	**1,044.9**	**2,145.7**
Fair value adjustment							
At 31 December 2004	-	112.5	**112.5**	(510.4)	617.7	**107.3**	**219.8**
Transitional restatement of opening balance to fair value	(84.8)	-	**(84.8)**	-	-	**-**	**(84.8)**
At 1 January 2005 as restated	(84.8)	112.5	**27.7**	(510.4)	617.7	**107.3**	**135.0**
Transitional revaluation of opening balance to fair value	-	-	**-**	329.8	-	**329.8**	**329.8**
At 1 January 2005 as revalued	(84.8)	112.5	**27.7**	(180.6)	617.7	**437.1**	**464.8**
Movement in fair value revaluation	(5.5)	(79.6)	**(85.1)**	327.9	3.0	**330.9**	**245.8**
Impairment of available-for-sale investments	-	-	**-**	(1.7)	-	**(1.7)**	**(1.7)**
At 31 March 2005	**(90.3)**	**32.9**	**(57.4)**	**145.6**	**620.7**	**766.3**	**708.9**
At 31 December 2005	241.6	152.3	**393.9**	703.8	908.9	**1,612.7**	**2,006.6**
Movement in fair value revaluation	(6.5)	68.5	**62.0**	(18.4)	372.8	**354.4**	**416.4**
Impairment of available-for-sale share investments	-	-	**-**	1.3	-	**1.3**	**1.3**
At 31 March 2006	**235.1**	**220.8**	**455.9**	**686.7**	**1,281.7**	**1,968.4**	**2,424.3**
Fair value at 31 March 2006	**1,210.1**	**346.6**	**1,556.7**	**1,310.7**	**1,702.6**	**3,013.3**	**4,570.0**
Fair value at 31 March 2005	959.6	148.1	1,107.7	914.3	1,080.9	1,995.2	3,102.9

* This reflects unlisted share investments which listed during 2005.

5. Borrowings

During the first quarter €0.28 billion was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of LIBOR less 34 basis points, with an average life of 6.2 years. For 2006 the authorised medium- to long-term borrowing programme is €1.50 billion supplemented by any early redemptions, buy-backs or issues called by or put to the Bank. At the end of the first quarter, the resulting remaining medium- to long-term borrowing authority for 2006 stood at €1.62 billion. After taking into account early redemptions and buy-backs, outstanding medium- to long-term debt at the end of the quarter stood at €12.49 billion (at historical exchange rates) at an average cost of LIBOR less 34 basis points and with an average life of 7.6 years. The table below gives quarterly and cumulative details of medium- to long-term debt issues.

During the Period	**Quarter to March 2006**			**Quarter to March 2005**		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	279	34	6.2	161	53	4.2
Redemptions	228	45		287	44	
Buybacks	73	42		0	0	
Outstanding during period	12,483	34		12,220	34	
Outstanding at period end	12,487	34	7.6	12,111	34	8.0

6. Primary Segment Analysis

Business Segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	31 March 2006			31 March 2005		
€ million	**Banking**	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
Interest income	**116.7**	**114.9**	**231.6**	93.5	64.2	157.7
Other income/(expense)	**94.5**	**16.1**	**110.6**	279.4	(0.6)	278.8
Fair value movement on paid-in capital receivable and associated hedges	**0.6**	**0.1**	**0.7**	3.8	0.4	4.2
Total segment revenue	**211.8**	**131.1**	**342.9**	376.7	64.0	440.7
Less interest expenses and similar charges	**(79.4)**	**(102.4)**	**(181.8)**	(58.3)	(50.1)	(108.4)
Allocation of the return on capital	**43.8**	**4.8**	**48.6**	29.6	3.3	32.9
Fair value movement on non-qualifying hedges	**-**	**5.6**	**5.6**	-	0.3	0.3
Less general administrative expenses	**(43.5)**	**(4.0)**	**(47.5)**	(37.2)	(3.4)	(40.6)
Less depreciation and amortisation	**(3.5)**	**(0.2)**	**(3.7)**	(4.4)	(0.3)	(4.7)
Segment result before provisions	**129.2**	**34.9**	**164.1**	306.4	13.8	320.2
Provisions for impairment of loan investments and guarantees	**(10.0)**	**-**	**(10.0)**	3.1	-	3.1
Net profit for the period	**119.2**	**34.9**	**154.1**	309.5	13.8	323.3
Segment assets	**12,353.5**	**16,961.2**	**29,314.7**	10,607.6	13,452.7	24,060.3
Paid-in capital receivable			**320.1**			555.9
Total assets			**29,634.8**			24,616.2
Segment liabilities	**144.8**	**19,128.5**	**19,273.3**	262.7	16,551.6	16,814.3
Capital expenditure	**6.1**	**0.4**	**6.5**	2.2	0.1	2.3

The fair value movement on paid-in capital receivable and associated hedges amounted to €0.7 million (2005: €4.2 million). Allocation of the return on capital amounted to €48.6 million (2005: €32.9 million). Together, these total €49.3 million (2005: €37.1 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €133.2 million (2005: €75.5 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.

FOR IMMEDIATE RELEASE
Date: 2 June 2006

Contact: Anthony Williams
Tel: +44 20 7338 6997
Email: Williama@ebrd.com
Visit: www.ebrd.com

EBRD investments up in Q1 as shift East and South continues

Loans and investments made by the EBRD rose 6.4 percent to €467 million in the first quarter of this year and the focus of the Bank's business continued to shift towards the less advanced transition countries in its area of operations. The EBRD signed 16 projects in the first quarter, up from 12 for the corresponding period in 2005, and disbursements totalled €668 million compared with €410 million.

The geographical spread of the Bank's new business reflected its greater emphasis on countries to the East and South of the EBRD's region of operations. The share of new business carried out in Russia more than doubled to 29 per cent from 13 per cent for the same period in 2005. As was the case last year, most new business was carried out in early and intermediate transition countries, where the share held at 56 percent. New business in the advanced transition countries more than halved to 15 percent from 31 percent in same 2005 period.

The EBRD's profit after provisions for the three months was €154.1 million, which was ahead of target but below the €323.3 million profit recorded in the first quarter of last year. This includes realised gains from the sale of share investments of €24.5 million in 2006 compared to realised gains achieved in the first quarter of 2005 of €273.7 million. Both realised profits from exits from share investments and unrealised movements in valuations of associate investments recognised through the profit and loss account remain inherently volatile and dependent on external market factors.

Steven Kaempfer, EBRD Vice President, Finance, said the first quarter results represent a solid start to the year and confirm the Bank is doing more business through more projects in the less advanced transition countries, in line with the Bank's strategy which was approved by EBRD's Board of Governors during last month's Annual Meeting. He also noted the further strengthening of the operational pipeline of potential new projects reflecting strong demand for EBRD financing.

###

The EBRD, owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.